Exhibit 1

KongZhong Announces Formation of Independent Special Committee to Consider “going private” Proposal to Acquire the Company

BEIJING, China, July 8, 2015 - KongZhong Corporation (NASDAQ: KZ), a leading online games publisher and developer in the PRC, today announced that its board of directors (the "Board") has formed a special committee consisting of two independent directors, Ms. Hope Ni and Mr. Xiaolong Li, and delegated to the special committee the exclusive power and authority of the Board to, among other things, evaluate and respond to the previously announced non-binding "going private" proposal that the Board received on June 29, 2015.  Ms. Hope Ni will chair the special committee.  The special committee intends to retain its own financial and legal advisors to assist it in its work.

The Board cautions the Company's shareholders and others considering trading the Company's securities that the Board has received the proposal letter on June 29 and has not had an opportunity to carefully review and evaluate the proposal or make any decision with respect to the Company's response to the proposal.  There can be no assurance that any definitive offer will be made, that any definitive agreement will be executed relating to the proposed transaction or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About KongZhong

KongZhong Corporation (NASDAQ: KZ), listed on Nasdaq in 2004, is a leading online game developer and operator in China. KongZhong operates three main business units, namely Internet Games, Mobile Games and WVAS. Under Internet Games, KongZhong operates the largest Chinese military gaming platform under the "WAR SAGA" brand, which includes games such as World of Tanks, World of Warplanes and World of Warships. On May 15, 2014, KongZhong officially launched the most-anticipated 3D fantasy MMORPG Guild Wars 2 in China. KongZhong has the exclusive publishing rights for World of Tanks, World of Warplanes and World of Warships, Guild Wars 2, Blitzkrieg 3 and other titles in Mainland China.

KongZhong entered the smartphone game industry in 2011 through an acquisition of smartphone game engine and has expanded its mobile game development team across 4 cities across Mainland China. KongZhong offers popular mobile games in China and overseas with over 10 smartphone games across various genres being under development, including RPG, RTS, military, fantasy and etc. For more information, please visit http://ir.kongzhong.com ..

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Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, mobile games and online games industries; our ability to develop new products that are commercially successful; unpredictable changes in technology, consumer demand and usage preferences in the markets we operate; our ability to protect our intellectual property rights; the state of and any change in our relationship with China’s telecommunications operators; changes in the regulations or policies of the Ministry of Industry and Information Technology and other government authorities relevant to our businesses; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications and online games markets. For additional discussion of these risks and uncertainties and other factors, please see the most recent Annual Report on Form 20-F we filed with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

KongZhong Contacts

Investor Contact

Jay Chang

Chief Financial Officer

Media Contact

Xingran Chen

Public Relations

Tel.: (+86-10) 8857 6000

E-mail:chenxingran@kongzhong.com

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